Exhibit 21.1

Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation or Organization
7037163 Canada Inc.	Canada
Varennes Cellulosic Ethanol L.P.	Ontario
Enerkem Alberta Biofuels G.P. Inc.	Alberta
Enerkem Alberta Biofuels LP	Alberta
Enerkem Corporation	Delaware
EMB Holdings LLC	Delaware
Enerkem Mississippi Biofuels LLC	Delaware